333-10364

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4 TO

FORM F-6

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

_________________________

MAGYAR TELEKOM TÁVKÖZLÉSI NYILVÁNOSAN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG

(Exact name of issuer of deposited securities as specified in its charter)

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

(Translation of issuer's name into English)

_________________________

The Republic of Hungary

(Jurisdiction of Incorporation or organization of Issuer)

______________________

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number of depositary's principal offices)

______________________

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9338

(Address, including zip code, and telephone number of agent for service)

______________________

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 registered shares, nominal value HUF 100 each of Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság	n/a	n/a	n/a	n/a

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-7728.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Third Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Location in Form of ADR
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.

2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit

	(i)	The amount of deposited securities represented byone unit of ADRs	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (12)

	(iii)	The collection and distribution of dividends	Face, paragraphs (4), (5) and (7); Reverse, paragraph (10)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraphs (3) and (8); Reverse, paragraph (12)

	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (10)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (10) and and (13)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (16) and (17) (no provision for extension)

Location in Form of ADR
Item Number and Caption			Filed Herewith as Prospectus

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Face, paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (14)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of ADR
Item Number and Caption		Filed Herewith as Prospectus

2(a)	Statement that Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://www.telekom.hu/about_us/investor_relations) or through an electronic information delivery system generally available to the public in its primary trading market.	Face, paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)          Form of Third Amended and Restated Deposit Agreement dated as of               , 2021 among Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (the "Deposit Agreement"). Filed herewith as Exhibit (a).

(b)          Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)          Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)          Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed.

(e)          Certification under Rule 466. – Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 7, 2021.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Timothy E. Green
Name:	Timothy E. Green
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Budapest, Hungary, on June 7, 2021.

Magyar Telekom Plc. (Registrant)

By:	/s/ Tibor Rékasi
Name:	Tibor Rékasi
Title:	Chief Executive Officer

By:	/s/ Daria Dodonova
Name:	Daria Dodonova
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on June 7, 2021.

Name	Title

/s/ Dr. Robert Hauber	Chairman of the Board of Directors
Dr. Robert Hauber

/s/ Tibor Rékasi	Chief Executive Officer and Director
Tibor Rékasi

/s/ Daria Dodonova	Chief Financial Officer and Director
Daria Dodonova

/s/ Éva Somorjai-Tamássy	Director
Éva Somorjai-Tamássy

/s/ Frank Odzuck	Director
Frank Odzuck

/s/ Péter Ratatics	Director
Péter Ratatics

Director
Ralf Nejedl

/s/ Gábor Fekete	Director
Gábor Fekete

/s /Donald J. Puglisi	Authorized Representative in the United States
Puglisi & Associates Donald J. Puglisi Managing Director

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Third Amended and Restated Deposit Agreement.
(e)	Rule 466 Certification